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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: March 2008
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

NEWS RELEASE

Investor Contact : John Farina	EMAIL: shareholder@namtai.com
Unit C, 17/F, Edificio Comercial Rodrigues,	WEB: www.namtai.com
599 da Avenida da Praia Grande, Macao, PRC
TEL : (853) 2835 6333 / FAX : (853) 2835 6262
AGREEMENT SIGNED FOR SALE OF NAM TAI’S ENTIRE INTEREST
IN J.I.C. TECHNOLOGY COMPANY LIMITED
Nam Tai to Sell JIC Shares for Cash of Approximately $51.1 million
Macao, PRC — March 3, 2008 — As previously announced, Nam Tai Electronics, Inc. (“Nam Tai”, NYSE: NTE) has been engaged in negotiations regarding the potential sale of Nam Tai’s entire interest in its Hong Kong-listed subsidiary, J.I.C. Technology Company Limited (“JIC”). Nam Tai owns 572,594,978 shares of JIC, representing approximately 74.99% of the outstanding share capital of JIC. These negotiations were concluded on February 26, 2008, when Nam Tai and HKC (Holdings) Limited (“HKC”) entered into a Share Purchase Agreement, under which HKC agreed to purchase, and Nam Tai agreed to sell, Nam Tai’s entire interest in JIC for cash in the aggregate amount of approximately $51.1 million (all dollar information in this press release are US dollars, which have been converted from Hong Kong dollars based on the currency exchange rate of 1 US dollar to 7.782 Hong Kong dollars). The primary businesses of HKC, whose securities are listed on the Hong Kong Stock Exchange (stock code: 00190), consist of property investment, development and management; infrastructure and alternative energy; and construction and engineering. These operations are principally conducted in Hong Kong and in Mainland China.
Under the Exclusivity Agreement entered into between Nam Tai and a wholly-owned subsidiary of HKC on 6 February 2008, such wholly-owned subsidiary of HKC has paid Nam Tai earnest money in the amount of $128,500. Under the Share Purchase Agreement, HKC has agreed to pay additional earnest money to Nam Tai of approximately $12.8 million if the transaction has not closed by March 11, 2008 (or such other date as the parties may agree in writing). The parties have agreed that all earnest money payments will be applied to the purchase price payable by HKC to Nam Tai at the closing of the transaction, at which time the balance of the purchase price will be payable to Nam Tai in cash.
The closing of the sale is subject to the satisfaction or waiver of various conditions precedent, including the continued trading of JIC’s shares on the Hong Kong Stock Exchange prior to closing (save for temporary suspension pending the announcements in connection with the Share Purchase Agreement and the transactions contemplated thereunder); the absence of any objection to such listing by the Hong Kong Stock Exchange or the Hong Kong Securities and Future Commission; and other customary closing conditions. Under the Share Purchase Agreement, if approval of HKC’s shareholders is required for the transaction, such approval must be obtained no later than May 26, 2008, unless extended by the parties. HKC may terminate its obligations to purchase the JIC shares from Nam Tai under the Share Purchase Agreement if the conditions necessary for the transaction to close have not occurred, or been waived by HKC, by May 26, 2008.
Following the closing, and conditioned thereon, HKC will be required under the Hong Kong Code on Takeovers and Mergers to conduct the Hong Kong-equivalent of a US tender offer for the shares of JIC that HKC does not already own and offer to JIC’s minority shareholders a price per share not less than an equivalent price per share that HKC is paying to Nam Tai for its 74.99% interest in JIC. Further information concerning the transaction will be available on the websites of JIC and HKC, which may be accessed at www.jic-group.com and www.hkcholdings.com, respectively.
Except as contracting parties, neither Nam Tai nor any of its affiliates (including JIC) had any relationship with HKC through the date the Share Purchase Agreement was executed.
“If the transaction is successfully consummated, Nam Tai expects to record an extraordinary gain of approximately $20 million from the sale of its JIC shares,” commented John Farina, Nam Tai’s President and Chief Financial Officer. “We also expect that a successful sale of our interest in JIC will reduce our overall administration and infrastructure expenses and permit Nam Tai’s management to focus on expanding and improving efficiencies in Nam Tai’s core manufacturing business,” Mr. Farina added.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai currently has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and JIC. Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain information specific to NTEEP and JIC. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of Nam Tai based solely upon reliance on such information.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date: March 3, 2008	By:	/s/ John Q. Farina
		Name:	John Q. Farina
		Title:	President and Chief Financial Officer